SALONS AND STUDIOS CORALVILLE

INVESTMENT WHITE PAPER

2023

1 Background Details

Salons And Studios Coralville (Coralville) is the latest location of Salons And Studios family. While each location is its own separate entity for liability purposes, each location carries the same business model and process. Studios are rented to licensed professional in the beauty and wellness industry including, but not limited to, cosmetology (hair), esthetics (make-up, waxing, fine line tattoos), massage therapy, med spa (botox, fillers, plasma lifts, 4D ultrasounds) and many other. All locations have over 98% historical occupancy with a waiting list at each location once a vacancy does arise.

Coralville was modeled off Salons And Studios Utica (Utica). Both locations are 7,770 SF with Utica housing 30 studios and Coralville 32 studios. Utica opened June 1, 2022 and had its final rental agreement signed nine months later to achieve full occupancy.

2 Business Opportunity

What makes Salons And Studios different than other room rental businesses is the ability to customize their studio to receive a fully furnished suite. This customization, along with a lower price point than national franchised competition and larger studios, means our renting owners move in and don't move out.

With common area construction being completed January 15, 2023, Coralville has 32 studios for rent. Currently 18 have rental agreements signed with nine paying weekly rent. Each owner receives a $3,500 allowance to customize their studio. Up to this point, Salons And Studios has funded room build outs out of cash flow from all locations.

The funds raised will allow for faster on-boarding of new users. Because rent will be received sooner from the new owners, this will partially offset profits paid to investors.

Additionally, Salons And Studios is looking to build an investor base as we begin to increase the rate of our expansion.

3 Offer

This section is to be summarized through Mainvest and their documents.

4 2022 Performance

Because Coralville follows three other locations, the following income statements with floor plans will give an idea of size and profitability.

SALONS & STUDIOS

2225 West 53rd Street, Davenport, Iowa



YOU ARE HERE
#201
12'10"
x 11'9"
sink
sink
#202
12'10"
x 11'9"
#203
12'10"
x 11'9"
sink
sink
#204
11'6"+
x 11'9"
HOUSE
ELECTRICAL
ROOM
#208
12'4"+
x 11'9"
sink
#209
12'4"+
x 11'9"
sink
#207
12'4"+
x 11'9"
sink
#210
12'4"+
x 11'9"
sink
#206
12'4"+
x 11'9"
sink
#211
12'4"+
x 11'9"
sink
#205
12'4"+
x 11'9"
sink
#212
12'4"+
x 11'9"
sink
#213
14'0"+
x 11'9"
sink
sink
#214
14'0"+
x 11'9"
#215
14'0"+
x 11'9"
sink
WASHER/
DRYER
MOP
SINK

Salons And Studios Davenport

Profit and Loss

January - December 2022

	TOTAL
Income	
1205 - Rental Income	90,585.00
Total Income	**$90,585.00**
GROSS PROFIT	**$90,585.00**
Expenses	
3200 - Utilities	0.00
3210 - Energy	2,320.55
3220 - Water	1,301.27
3230 - Sewer	106.00
3240 - Telephone	175.05
3250 - Internet	497.60
Total 3200 - Utilities	**4,400.47**
3700 - Office Supplies	0.00
3710 - Electronic Equipment	240.00
Total 3700 - Office Supplies	**240.00**
3900 - Other Expenses	12.84
3930 - Other Business Expense	412.90
6100 - Insurance	1,103.68
7300 - Building Lease Payment	51,908.00
7400 - Bank Fees	340.00
9200 - Other Business Expenses	1,326.82
9900 - Ask My Accountant	636.00
Total Expenses	**$60,380.71**
NET OPERATING INCOME	**$30,204.29**
Other Income	
1290 - Other Income	0.04
Total Other Income	**$0.04**
NET OTHER INCOME	**$0.04**
NET INCOME	**$30,204.33**

SALONS & STUDIOS

3545 Middle Road, Bettendorf, Iowa


break room
utility
315
11'2" x
12'4"
306
11'2" x
12'4"
restroom
2 x W/D units
restroom
316
11'2" x
12'4"
sink
sink
314
11'2" x
12'4"
sink
sink
307
11'2" x
12'4"
sink
sink
305
11'2" x
12'4"
317
11'2" x
12'4"
313
11'2" x
12'4"
308
11'2" x
12'4"
sink
sink
304
11'2" x
12'4"
318
11'2" x
12'4"
sink
sink
sink
sink
sink
sink
312
11'2" x
12'4"
309
11'2" x
12'4"
303
11'2" x
12'4"
319
11'2" x
12'4"
sink
sink
311
11'2" x
12'4"
310
11'2" x
12'4"
302
11'2" x
12'4"
sink
320
11'2" x
12'4"
sink
sink
YOU ARE HERE
301
11'2" x
12'4"
sink

Salons And Studios Bettendorf

Profit and Loss

January - December 2022

	TOTAL
Income	
1205 - Rental Income	130,953.00
Total Income	**$130,953.00**
GROSS PROFIT	**$130,953.00**
Expenses	
3105 - Repair & Maintenance	264.94
3110 - Tenant Common Area Maintenance	
3120 - Supplies	10,796.35
Total 3110 - Tenant Common Area Maintenance	**10,796.35**
3200 - Utilities	
3210 - Energy	8,849.85
3230 - Sewer	1,410.93
3240 - Telephone	140.05
3250 - Internet	1,622.44
Total 3200 - Utilities	**12,023.27**
3500 - Advertising & Marketing Expense	2,886.33
3600- Travel, Parking, Vehicle	
-3610 - Gas	397.52
3620 - Vehicle Repair	87.74
Total 3600- Travel, Parking, Vehicle	**485.26**
3700 - Office Supplies	200.00
3710 - Electronic Equipment	215.00
Total 3700 - Office Supplies	**415.00**
3930 - Other Business Expense	895.27
3950 - Uncategorized Expense	30.21
6100 - Insurance	865.47
7300 - Building Lease Payment	62,356.00
7400 - Bank Fees	28.75
8100 - Meals	31.65
9200 - Other Business Expenses	288.00
9900 - Ask My Accountant	400.00
Total Expenses	**$91,766.50**
NET OPERATING INCOME	**$39,186.50**
NET INCOME	**$39,186.50**

SALONS & STUDIOS

4610 Utica Ridge Road, Davenport, Iowa



JANITOR CLOSET
REST ROOM
REST ROOM
140
139
138
137
136
ELECTRICAL & TECH ROOM
REST ROOM
BREAK ROOM
106
105
103
101
107
114
108
113
109
115
122
116
117
118
123
130
124
129
125
128
126
131
132
133
134
135
YOU ARE HERE

Salons & Studios Utica

Profit and Loss

January - December 2022

	TOTAL
Income	
1205 - Rental Income	192,282.16
1220 - Security Deposit Income	2,580.00
Total Income	**$194,862.16**
GROSS PROFIT	**$194,862.16**
Expenses	
3105 - Repair & Maintenance	3,420.39
3110 - Tenant Common Area Maintenance	176.58
3116 - Maintenance Services	2,204.33
Total 3110 - Tenant Common Area Maintenance	**2,380.91**
3200 - Utilities	578.39
3210 - Energy	6,306.61
3220 - Water	1,262.71
3240 - Telephone	370.00
3260 - Trash Removal	1,141.48
Total 3200 - Utilities	**9,659.19**
3500 - Advertising & Marketing Expense	2,083.73
3600- Travel, Parking, Vehicle	195.44
-3610 - Gas	2,333.32
3620 - Vehicle Repair	3,724.01
Total 3600- Travel, Parking, Vehicle	**6,252.77**
3700 - Office Supplies	632.05
3710 - Electronic Equipment	38.52
Total 3700 - Office Supplies	**670.57**
3750 - Shipping, Freight & Delivery	46.28
3900 - Other Expenses	26.00
3930 - Other Business Expense	7,718.48
3950 - Common Area Furnishings, Equipment	19,174.56
Total 3930 - Other Business Expense	**26,893.04**
5100 - Professional Fees	0.00
5110 - Legal	129.00
5120 - Accounting	2,470.00
Total 5100 - Professional Fees	**2,599.00**
6100 - Insurance	1,711.82
7100 - Taxes	22,622.25
7300 - Building Lease Payment	33,336.40
7400 - Bank Fees	9.50
8100 - Meals	1,173.28

Salons & Studios Utica

Profit and Loss

January - December 2022

	TOTAL
9900 - Ask My Accountant	-76,444.26
Total Expenses	**$36,440.87**
NET OPERATING INCOME	**$158,421.29**
NET INCOME	**$158,421.29**

SALONS & STUDIOS

2421 CORAL COURT, CORALVILLE, IA



LOUNGE
LAUNDRY AREA
W
W
W
W
RESTROOM
RESTROOM
UTILITY ROOM
107
108
109
110
REST ROOM
REST ROOM
111
106
105
104
127
126
125
128
129
124
123
130
131
122
121
120
132
119
112
113
114
103
102
101
YOU ARE HERE
118
117
116
115